

June 20, 2011

Via Facsimile
Mr. Carlo Bozotti
President and Chief Executive Officer
STMicroelectronics N.V.
39, Chemin du Champ des Filles
1228 Plan-Les-Ouates
Geneva, Switzerland

> **Re:** **STMicroelectronics N.V.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 001-13546**

Dear Mr. Bozotti:

We have reviewed your response dated June 9, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 40
Liquidity, page 73

1.      We note your response to prior comment 3. However, your response appears to address "free cash flow" rather than "free cash flow excluding the effects of business combinations in both periods." As previously requested, please revise your future filings to label these as non-GAAP measures and to provide all the disclosures outlined in Item 10(e)(1)(i) of Regulation S-K, or tell us why you are not required to include this disclosure.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have any questions.  In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant